Exhibit 99.1

Nano Dimension Announces CEO Transition

Waltham, Mass., Dec. 26, 2024 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension” or the “Company”), a supplier of Digital Manufacturing solutions, today announced that the board of directors (the “Board”) has appointed Mr. Julien Lederman as Interim Chief Executive Officer (“CEO”) of the Company. Mr. Yoav Stern's role as CEO has been terminated, effective immediately. The Board is conducting a comprehensive search for a permanent CEO.

Mr. Julien Lederman, who has served as Vice President of Corporate Development since March 2021 will serve as Interim CEO. Previously, Mr. Lederman was employed at Amazon.com, Inc., The Goldman Sachs Group, Inc., Lehman Brothers Holdings, Inc., and the World Economic Forum. He earned an MBA from INSEAD in France in 2013 and a BA from Colgate University in New York in 2008.

Mr. Yoav Stern had been serving as CEO and a member of the Board since January 2020. As previously announced, at the Company’s 2024 annual general meeting of shareholders, dated December 6, 2024 (the "AGM"), Mr. Stern was not re-elected as a director.

Mr. Ofir Baharav, Chairman of the Board, commented: “The Board is pleased and confident in our appointment of Julien Lederman as Interim Chief Executive Officer. The Board fully supports Julien during this transition period while we conduct a broad search for a permanent Chief Executive Officer.”

About Nano Dimension Ltd.

Nano Dimension (Nasdaq: NNDM) offers a variety of Digital Manufacturing technologies serving customers across vertical target markets such as aerospace and defense, advanced automotive, high-tech industrial, specialty medical technology, and R&D and academia.

With its suite of digital manufacturing technologies, Nano Dimension is enabling its customers with prototyping and high-mix-low-volume production, along with IP security, design-for-manufacturing capabilities, and more sustainable means of fabrication.

For more information, please visit https://www.nano-di.com/

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, Nano is using forward-looking statements in this press release when it discusses the beginning of a transition period, the ability of the interim chief executive officer to lead Nano during this period and its ability to attract a permanent chief executive officer. Such forward-looking statements include statements regarding Nano’s future growth, strategic plan and value to shareholders, and all other statements other than statements of historical fact that address activities, events or developments that Nano intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. When used in this communication, the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “may,” “will,” “intends,” “projects,” “could,” “would,” “estimate,” “potential,” “continue,” “plan,” “target,” or the negative of these words or similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano, they are subject to various risks and uncertainties. Further, actual results, performance, or achievements of Nano could differ materially from those described in or implied by the statements in this communication. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication. Nano is not responsible for the contents of third-party websites.

Nano Dimension Contacts

Investors: ir@nano-di.com

Media: Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com